Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
                 VP, Public & Investor Relations   SVP, Chief Financial Officer
                 (702) 242-7156   (702) 242-7112

SIERRA REPORTS 2ND QUARTER 2004 EARNINGS OF $1.10 PER DILUTED SHARE
Net Income Increases 89%; Guidance Raised for 2004

LAS VEGAS, July 21, 2004 – Sierra Health Services, Inc. (NYSE:SIE) reported today that net income for the quarter ended June 30, 2004 was $38.2 million or $1.10 per diluted share. This compared to net income of $20.3 million, or $0.67 per diluted share, for the same period in 2003. Compared to the same period in 2003, this quarter's net income has increased 89%. As previously announced on May 18, 2004, earnings for the second quarter of 2004 from Sierra's wholly owned subsidiary, Sierra Military Health Services, LLC (SMHS), included gains from contractual settlements with the Department of Defense, including change orders and bid price adjustments, along with other adjustments on the TRICARE Program. These adjustments resulted in pre-tax gains for the quarter of $16.3 million, which represents an after-tax contribution to diluted earnings per share of $0.30. Diluted earnings per share for the second quarter of 2004 include 6.3 million shares related to the Company's convertible debt.

Based on Sierra's current share price and under the terms of its 2¼ % senior convertible debentures, due 2023, debenture-holders can exercise their right to convert their debentures during the second or third quarters of 2004. Assuming dilution, analysts who follow the Company had expected Sierra to post an average second quarter 2004 earnings per share, minus the contractual settlement gain from SMHS, of $0.74, and annual earnings per share of $2.95. The Company had previously announced it expected to earn between $2.90 and $3.00 per share for the year 2004. Sierra now expects to earn between $3.35 and $3.45 per diluted share in 2004**.**

Revenues for the quarter were $441.2 million, compared to $370.2 million for the same period in 2003, an increase of 19%. Medical premium revenues for the quarter were $280.7 million, compared to $239.1 million for the same period in 2003, an increase of 17%. Military contract revenues for the quarter were $140.7 million, compared to $115.4 million for the same period in 2003, an increase of 22%.

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In the second quarter, Sierra's medical care ratio improved 70 basis points to 75.6% from 76.3% for the second quarter of 2003. Sequentially, the medical care ratio improved 10 basis points from 75.7%. Sierra's medical claims payable balance increased to $113.1 million at June 30, 2004 from $107.3 million at March 31, 2004. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period, were 47 days, flat sequentially.

In the second quarter, as a percentage of total revenue, Sierra's general and administrative expenses increased 120 basis points to 10.3% from 9.1% for the second quarter of 2003. Sequentially, these expenses also increased 120 basis points to 10.3% from 9.1%. This increase is due to the Company's reporting of expenses for workers' compensation administrative costs under the general and administrative expense line of the statement of operations. These costs are offset by revenues associated with these services, which are reflected under the investment and other revenues line item of the statement of operations. In April 2004, Sierra reported that it had closed the sale of its workers' compensation insurance operations. A third-party claims administrator was engaged to administer workers' compensation claims for a period of fifteen years. As part of this agreement, Sierra receives revenue for maintaining responsibility for the administrator's costs and for performing certain workers' compensation transition and managed care services.

Operating cash flow from continuing operations was $48.4 million for the quarter, compared to $19.0 million for the same period in 2003. Operating cash flow from continuing operations, adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS), was $113.6 million for the six months ended June 30, 2004 compared to $48.2 million for the same period in 2003. The Company received five monthly payments from CMS in the first six months of 2004 and 2003 as the January CMS payments were received at the end of December. The Company believes that reflecting six monthly CMS payments provides a more useful measure of cash provided by operations.

Sierra's total external debt from continuing operations was $115.3 million, compared to $115.4 million at June 30, 2003, and includes $115.0 million for the senior convertible debentures issued in March, 2003. During the second quarter of 2004, no amounts were drawn on the Company's line of credit. During the quarter, Sierra repurchased 1.2 million shares of its common stock for $50.8 million. Since the January 2003 inception of the Board-authorized share repurchase program, and through June 30, 2004, the Company has repurchased 7.5 million shares of its common stock for $182.2 million.

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In the second quarter of 2004, sequential membership in the Company's core Las Vegas commercial market grew by 1.7%, or 3,500 lives. For the six months ended June 30, 2004, Las Vegas commercial membership grew by 6.7% or 13,200 lives. Sequentially, Medicare membership grew by 1.0%, or 500 lives for the second quarter of 2004. For the six months ended June 30, 2004, Medicare membership grew by 2.0% or 1,000 lives. Approximately 97% of the Company's Medicare members are enrolled in the Social HMO program, which provides higher federal reimbursement. In 2004, this program is subject to only a 10% risk modifier, but will be subject to a 30% risk modifier in 2005.

"Sierra is well on target for another successful year," said Anthony M. Marlon, M.D., chairman and chief executive officer. "Our commercial membership growth continues to benefit from the population increase in Las Vegas, consistently one of the fastest growing cities in the nation. Our disciplined pricing, combined with strong network contracts and attractive product offerings that include more cost sharing with members, have contributed to this quarter's results."

On August 31, 2004, SMHS will terminate its contract with the United States Department of Defense to serve TRICARE beneficiaries in Region 1. SMHS will continue full operations until that time, followed by a phase out of activities for a period of six months thereafter.

Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 1.2 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) our failure to obtain an extension of the Medicare Social HMO contract; and 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

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SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES EARNINGS REPORT (Unaudited)	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
	(In thousands, except per share data)			
Medical Premiums	$ 280,661	$239,142	$546,099	$474,222
Military Contract Revenues	140,705	115,431	268,329	219,844
Professional Fees	8,085	9,715	17,563	18,419
Investment and Other Revenues	11,788	5,917	17,438	9,990
Total Revenues	441,239	370,205	849,429	722,475
Medical Expenses	218,421	189,775	426,486	380,761
Medical Care Ratio	75.6%	76.3%	75.7%	77.3%
(Medical Expenses/Premiums and Professional Fees)				
Military Contract Expenses	116,420	113,347	237,217	215,143
General and Administrative Expenses	45,231	33,787	82,399	68,000
Operating Income from Continuing Operations	61,167	33,296	103,327	58,571
Interest Expense	(1,175)	(1,530)	(2,340)	(3,150)
Other Income (Expense), Net	41	(332)	163	(343)
Income from Continuing Operations Before Income Taxes	60,033	31,434	101,150	55,078
Provision for Income Taxes	(21,812)	(10,924)	(36,614)	(19,140)
Income from Continuing Operations	38,221	20,510	64,536	35,938
Loss from Discontinued Operations	-	(245)	(486)	(651)
Net Income	$ 38,221	$ 20,265	$ 64,050	$ 35,287
Earnings per Common Share:				
Income from Continuing Operations	$1.43	$.75	$2.40	$1.27
Loss from Discontinued Operations	-	(.01)	(.02)	(.02)
Net Income	$1.43	$.74	$2.38	$1.25
Earnings per Common Share Assuming Dilution:				
Income from Continuing Operations	$1.10	$ .68	$1.85	$1.18
Loss from Discontinued Operations	-	(.01)	(.01)	(.02)
Net Income	$1.10	$ .67	$1.84	$1.16
Weighted Average Common Shares Outstanding	26,766	27,451	26,903	28,185
Weighted Average Common Shares Outstanding Assuming Dilution	35,059	29,994	35,325	30,447

PERIOD END MEMBERSHIP

	At June 30,	
	2004	2003
HMO		
Commercial	215,700	194,100
Medicare	52,200	49,600
Medicaid	50,800	37,900
Managed Indemnity	24,800	25,000
Medicare Supplement	16,700	18,400
Administrative Services	173,700	186,500
TRICARE Eligibles	710,400	672,200
Total Members	1,244,300	1,183,700

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SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 177,310	$ 118,473
Investments	139,757	197,573
Accounts Receivable	18,091	12,080
Military Accounts Receivable	37,460	47,389
Current Portion of Deferred Tax Asset	26,698	33,708
Prepaid Expenses and Other Current Assets	47,454	37,478
Assets of Discontinued Operations	2,605	533,756
Total Current Assets	449,375	980,457
PROPERTY AND EQUIPMENT, NET	64,422	63,109
RESTRICTED CASH AND INVESTMENTS	19,543	17,646
GOODWILL	14,782	14,782
DEFERRED TAX ASSET (Less Current Portion)	12,393	11,501
NOTE RECEIVABLE	62,000	-
OTHER ASSETS	59,337	46,626
TOTAL ASSETS	$ 681,852	$1,134,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued Liabilities	$ 82,416	$ 56,327
Trade Accounts Payable	20,221	37,787
Accrued Payroll and Taxes	29,758	15,879
Medical Claims Payable	113,101	103,749
Unearned Premium Revenue	20,202	45,888
Military Health Care Payable	65,366	76,605
Current Portion of Long-Term Debt	43	163
Liabilities of Discontinued Operations	733	472,407
Total Current Liabilities	331,840	808,805
LONG-TERM DEBT (Less Current Portion)	115,288	116,645
OTHER LIABILITIES	67,560	57,907
TOTAL LIABILITIES	514,688	983,357
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock	174	166
Treasury Stock	(187,877)	(112,737)
Additional Paid-in Capital	265,081	227,417
Deferred Compensation	(4,319)	(22)
Accumulated Other Comprehensive Loss	(831)	(479)
Retained Earnings	94,936	36,419
TOTAL STOCKHOLDERS' EQUITY	167,164	150,764
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 681,852	$1,134,121

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

| | Six Months Ended June 30, | |
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 64,050	$ 35,287
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Loss from Discontinued Operations	486	651
Depreciation	8,274	7,715
Other Adjustments	1,688	2,283
Unearned Premium Revenue	(25,686)	(27,876)
Changes in Other Assets and Liabilities	31,839	221
Net Cash Provided by Operating Activities		
of Continuing Operations	80,651	18,281
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Expenditures, Net of Dispositions	(7,892)	(9,586)
Change in Investments	50,057	34,687
Net Cash Provided by Investing Activities		
of Continuing Operations	42,165	25,101
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Debt and Capital Leases	(1,524)	(60,460)
Purchase of Treasury Stock	(82,759)	(34,267)
Exercise of Stock in Connection with Stock Plans	16,920	4,294
Proceeds from Senior Convertible Debentures	-	115,000
Debt Issue Costs	-	(5,137)
Net Cash (Used for) Provided by Financing Activities		
of Continuing Operations	(67,363)	19,430
NET CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS	3,384	(29,785)
NET INCREASE IN CASH AND CASH EQUIVALENTS	58,837	33,027
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	118,473	45,778
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$177,310	$ 78,805

Reconciliation of Non-GAAP Financial Measures

In this press release, the Company presented "cash flow from continuing operations adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS)". This is a non-GAAP financial measure. The Company received five monthly payments from CMS in the first six months of 2004 and 2003 as the January CMS payments were received at the end of December. The Company believes that reflecting six monthly CMS payments provides a more useful measure of cash provided by operations during the six month period. The following is a reconciliation to the most directly comparable GAAP financial measure:

| | Six Months Ended June 30, | |
	2004	2003
GAAP Net Cash Provided by Operating Activities		
of Continuing Operations	$ 80,651	$18,281
Add: January CMS payment received in December	32,924	29,883
Cash flow from continuing operations adjusted for		
the timing of payments from CMS	$113,575	$48,164